Exhibit 99.(d)(xiv)

SVER TERM INSURANCE – 3 RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). This Rider is effective on the Policy Date. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides additional term coverage on the Insured under the Policy as long as the Policy is In Force and this Rider has not terminated as described in Rider Termination. The Face Amount of this Rider contributes to the Total Face Amount, and consequently, to the Death Benefit, of the Policy. Death Benefit Proceeds are payable to the beneficiary as described in the Policy. This Rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the Rider Charges are deducted from the Accumulated Value of the Policy. This Rider has no cash values.

Insured – As used in this Rider, the Insured means the individual covered under the Policy’s Basic Life Coverage, as shown in the Policy Specifications.

Rider Coverage Layer – The Rider Coverage Layer is a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer. Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges which are shown in the Policy Specifications for the initial Rider Coverage Layer. The Face Amount, Risk Class, effective date, Coverage Layer Date and set of charges for any Rider Coverage Layer added after the Policy Date will be shown in a Supplemental Schedule of Coverage sent to you at that time. The Coverage Layer Date and Coverage Charges associated with each Rider Coverage Layer remain unchanged until this Rider is terminated.

Rider Face Amount –The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Elective Increase in Rider Face Amount – An Elective Increase in Rider Face Amount is an increase that you apply for after the Policy Date. If the Policy allows elective increases in Face Amount, then increases in this Rider may be permitted as described in the Policy Specifications. Note that not all policies allow for increases to Face Amount.

Decrease in Rider Face Amount – Decrease in Rider Face Amount is described in the Policy Specifications.

RIDER CHARGES AND CREDITS

Rider Charge – There will be a charge for this Rider deducted from the Policy’s Accumulated Value on each Monthly Payment Date prior to the Monthly Deduction End Date. This Rider Charge is described in the Policy Specifications.

Rider Credit – There may be a Rider Credit added to the Policy’s Net Cash Surrender Value. Any Rider Credits are described in the Policy Specifications.

GENERAL PROVISIONS OF THIS RIDER

Conversion – Rider Conversion, if applicable, is described in the Policy Specifications.

Rider Termination – Rider Termination conditions are described in the Policy Specifications.

Rider Reinstatement – Rider Reinstatement is described in the Policy Specifications.

ICC18 R18SV3	Page [1 of 2]

Effect of Additional Benefits on Rider Provisions – Your Policy may include additional benefits that were added by rider or endorsement. These rider and endorsement forms may include provisions that replace or amend provisions in this contract. Alternatively, the provisions in this contract may replace or amend provisions in additional benefits that were added by rider or endorsement. Please read your entire Policy including this Rider and all other forms carefully.

Conformity with IIPRC Standards – This Contract was approved under the authority of the IIPRC and issued under the IIPRC standards. If there is any contract provision that is in conflict with any IIPRC standards applicable to this Contract when this Contract was issued, the provision is amended to conform to that standard. Any such amendment is effective on the Contract’s Effective Date.

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

ICC18 R18SV3	Page [2 of 2]